Exhibit 99.1

Press Release

Eltek Reports Full Year and Fourth Quarter 2020 Financial Results

•	Revenues of $36.7 million in 2020 compared to $34.8 million in 2019 - 5.5% growth in revenues YoY.
•	Net profit of $2.6 million in 2020 compared to a net profit of $1.8 million in 2019, growth of 44.4% YoY.
•	Revenues of $9.5 million in the fourth quarter of 2020 compared to $8.6 million in the fourth quarter of 2019, a 10.5% increase.
•	Net profit of $766,000 in the fourth quarter of 2020 compared to net profit of $370,000 in the fourth quarter of 2019, a 107% increase.
•	Achieved gross margins above 21% for the year.
•	Achieved $4.6M EBITDA in the year, or 12.5% of total sales.
•	Achieved cash flow provided by operating activities of $3.3 million for the year.
•	Equity to total balance sheet was 43.4% at the end of 2020 compared to 27.5% at the end of 2019.

PETACH-TIKVA, Israel, March 25, 2021 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the full year and fourth quarter ended December 31, 2020.

Mr. Eli Yaffe, Chief Executive Officer, commented: "We are pleased with the growth in our revenues and profitability in the fourth quarter and the significant change in our full year results. The improved results reflect the growth in our revenues and the continued improved operating efficiencies.”

Eltek has managed successfully through the COVID pandemic in 2020 because of the following actions:

•	Eltek’s balance market sectors strategy enabled Eltek to mitigate the downturn in the commercial aerospace market through its involvement in the defense market and the medical devices market.

•	Eltek managed carefully its cash during the pandemic period by obtaining a reduced rate long term loan guaranteed by the government and by raising $5.7 million in a rights offering.

•	Eltek increased investments during 2020 capitalizing on the reduced prices of capital equipment due to Covid.

In addition, we were able to emphasis the following:

•
Eltek used its strong cash flow during 2020 in order to pay back part of its short-term loans. As a result, the ratio of Equity/Total Balance sheet increased to 43.4% at the end of 2020 compared to 27.5% at the end of 2019.

•	Eltek accelerated its R&D plans and was awarded a grant from the Israel Investment Authority and approval for participation in a special R&D program funded by the Israel Innovation Authority.

"The outbreak and spread of the Coronavirus has created new operational and business challenges, including a shortage of certain raw material that we are dealing with. The Covid pandemic forced Eltek to start a new expense reduction plan at the end of 2020 that will reduce further the breakeven point of the company.” concluded Mr. Yaffe.

Highlights of the Full Year of 2020 compared to the Full Year of 2019
•	Revenues for the full year of 2020 amounted to $36.7 million compared to revenues of $34.8 million in 2019, an increase of 5.5% YoY.

•	Gross profit increased by 28.3% to $7.7 million (21.0% of revenues) in 2020 from gross profit of $6.0 million (17.3% of revenues) in 2019.

•	Operating profit was $3.0 million in 2020 compared to an operating profit of $1.4 million in 2019, an increase of 114.3% YoY.

•	Net profit was $2.6 million, or $0.58 per fully diluted share in 2020, compared to a net profit of $1.8 million, or $0.48 per fully diluted share in 2019. Net profit increased 44.4% YoY.

•	EBITDA was $4.6 million in 2020 compared to EBITDA of $3.8 million in 2019, an increase of 21.1% YoY.

•	Net cash provided by operating activities amounted to $3.3 million in 2020 compared to $2.6 million in 2019.

•	Cash and cash equivalents as of December 31, 2020 were $4.7 million compared to $1.6 million as of December 31, 2019.

Highlights of the Fourth Quarter of 2020 compared to the Fourth Quarter of 2019
•	Revenues for the fourth quarter of 2020 were $9.5 million compared to revenues of $8.6 million in the fourth quarter of 2019, an increase of 10.5% YoY.

•	Gross profit increased by 46.7% from gross profit of $1.5 million (17.0% of revenues) in the fourth quarter of 2019 to $2.2 million (23.2% of revenues) in the fourth quarter of 2020.

•	Operating profit was $973,000 in the fourth quarter of 2020 compared to an operating profit of $379,000 in the fourth quarter of 2019, an increase of 156.7% YoY.

•
Net profit was $766,000 or $0.16 per fully diluted share in the fourth quarter of 2020 compared to a net profit of $370,000 or $0.08 per fully diluted share in the fourth quarter of 2019. Fourth quarter net profit increased 107.0% YoY.

•	EBITDA was $1.4 million in the fourth quarter of 2020 compared to EBITDA of $817,000 in the fourth quarter of 2019, an increase of 71.4% YoY.

•	Short term credit and loans were down from 24.5% of the total balance sheet at the end of 2019 to 1.9% at the end of 2020.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Conference Call
Eltek will conduct a conference call to discuss the results today, Thursday, March 25, 2021, at 8:30 a.m. Eastern Time. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Alon Mualem, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-668-9141
Israel:	03-9180691
International:	+972-3-9180691

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
14:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek
Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement:
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023
(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2020	2019	2020	2019

Revenues	9,501	8,582	36,707	34,794
Costs of revenues	(7,290)	(7,124)	(28,969)	(28,787)

Gross profit	2,211	1,458	7,738	6,007

Selling, general and administrative expenses	(1,236)	(1,063)	(4,704)	(4,604)

R&D expenses, net	(2)	(16)	(2)	(16)

Operating profit	973	379	3,032	1,387

Financial expenses, net	(179)	(32)	(337)	(440)
Other income, net	(6)	48	(16)	923

Profit before income tax	788	395	2,679	1,870

Tax expenses	(22)	(25)	(71)	(77)

Net Profit	766	370	2,608	1,793

Earnings per share

Basic and diluted net profit per ordinary share	0.16	0.08	0.58	0.48

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	4,841	4,380	4,495	3,734

Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	4,852	4,380	4,501	3,734

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,	December 31,
	2020	2019

Assets

Current assets
Cash and cash equivalents	4,735	1,628
Receivables: Trade, net of provision for doubtful accounts	9,062	7,480
Other	700	145
Inventories	3,704	3,735
Prepaid expenses	619	530

Total current assets	18,820	13,518

Long term assets
Restricted deposits	62	-
Severance pay fund	64	60
Operating lease right of use assets	8,948	2,490
Total long term assets	9,074	2,550

Fixed assets, less accumulated depreciation	7,263	6,761

Total Assets	35,157	22,829

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	676	2,120
Short-term credit from related party	-	3,472
Accounts payable: Trade	4,452	4,673
Other	3,831	3,118
Short-term operating lease liabilities	742	1,383

Total current liabilities	9,701	14,766

Long-term liabilities
Long term debt, excluding current maturities	1,495	387
Employee severance benefits	338	268
Deferred tax liabilities	84	45
Long-term operating lease liabilities	8,272	1,094

Total long-term liabilities	10,189	1,794

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 5,840,357 and 4,380,268 at December 31, 2020 and December 31, 2019, respectively	5,296	3,964
Additional paid-in capital	22,846	18,583
Cumulative foreign currency translation adjustments	3,153	2,479
Capital reserve	1,084	963
Accumulated deficit	(17,112)	(19,720)
Shareholders' equity	15,267	6,269
Total liabilities and shareholders' equity	35,157	22,829

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Twelve months ended
	December 31,		December 31,
	2020	2019	2020	2019
	Unaudited		Unaudited

GAAP net Income (loss)	766	370	2,608	1,793
Add back items:
Financial expenses, net	179	32	337	440
Income tax expense	21	25	71	77
Depreciation and amortization	414	390	1,590	1,508
Non-GAAP EBITDA	1,380	817	4,606	3,818

Eltek Ltd.
Consolidated Statement of  Cash flow
(In thousands US$)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2020	2019	2020	2019

Cash flows from operating activities:

Net Income	766	370	2,608	1,793

Adjustments to reconcile net profit to net
cash flows provided by operating activities:
Depreciation and amortization	415	390	1,592	1,508
Capital (gain) loss on disposal of fixed assets, net	14	-	(2)	-
Stock-based compensation	30	53	121	141
Transaction with controlling shareholder	-	(22)	-	22
Revaluation of long term loans	-	(2)	2	(38)
Increase in deferred tax liabilities	15	45	33	45
	474	464	1,746	1,678

Decrease (increase) in operating lease right-of-use assets	79	8	74	(3)
Increase in trade receivables	(2,054)	(565)	(956)	(1,277)
Decrease (increase) in other receivables and prepaid expenses	334	(58)	(556)	598
Decrease in inventories	93	77	290	175
Increase (decrease) in trade payables	(476)	15	(449)	107
Increase (decrease) in other liabilities and accrued expenses	267	(473)	448	(529)
Increase in employees severance benefits, net	20	21	47	36
	(1,737)	(975)	(1,102)	(893)

Net cash provided by (used in) operating activities	(497)	(141)	3,252	2,578

Cash flows from investing activities:
Purchase of fixed assets	(279)	(263)	(1,082)	(806)
Restricted deposits	-	-	(58)	-
Net cash used in investing activities	(279)	(263)	(1,140)	(806)

Cash flows from financing activities:
Short- term bank credit, net	328	135	(1,600)	(4,181)
Proceeds from short- term shareholder loan	-	2	-	561
Repayment of short- term shareholder loan	(3,090)	-	(3,661)	-
Issuance of ordinary shares in rights offering, net	5,594	-	5,594	3,298
Repayment of long-term loans from bank	(38)	(216)	(183)	(891)
Proceeds from long-term loans	-	-	1,141	558
Repayment of credit from fixed asset payables	(86)	(188)	(477)	(477)
Net cash provided by (used in) financing activities	2,708	(267)	814	(1,132)

Effect of translation adjustments	152	11	181	(4)

Net increase (decrease) in cash and cash equivalents	2,084	(660)	3,107	636

Cash and cash equivalents at beginning of the period	2,651	2,288	1,628	992

Cash and cash equivalents at period end	4,735	1,628	4,735	1,628